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SEC Mail Processing Section
MAY 29 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tangent Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street, 23rd Floor
(No. and Street)

New York (City) | NY (State) | 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg | (212) 668-8700 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau Street (Address) | New York (City) | NY (State) | 10038 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2018 MAY 30 AM 8:32
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Suraj Patel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tangent Capital Partners, LLC, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

SUSAN KAPLAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KA6052215
Qualified in Rockland County
My Commission Expires December 11, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TANGENT CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED MARCH 31, 2018

TANGENT CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2018

TABLE OF CONTENTS

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
Tangent Capital Partners, LLC
135 East 57th Street, 23rd fl
New York, NY 10022

Opinion on the Financial Statements
We have audited the accompanying balance sheet of Tangent Capital Partners, LLC (the "Company") as of March 31, 2018, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule have been subjected to audit procedures performed in conjunction with the audit of the Tangent Capital Partners, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2018.

New York, NY
May 22, 2018

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

ASSETS		
Cash	$	85,569
Accounts receivable		81,714
Due from affiliate		22,730
Prepaid expenses		15,970
TOTAL ASSETS	$	205,983
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES:		
Accounts payable	$	22,954
Commissions payable		83,881
TOTAL LIABILITIES		106,835
MEMBERS' EQUITY		99,148
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	205,983

See Accompanying Notes To The Financial Statements

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2018

Revenues:	
Investment banking fees	$ 978,236
Management and incentive fees	626,248
Commission income	476,930
Registered representative fees	172,667
Consulting fees and other	113,373
Total revenues	2,367,454
Expenses:	
Professional and consulting fees	1,877,800
Salaries and other compensation related expense	372,846
Rent	60,000
Office expense	26,571
Employer taxes	34,586
Telephone expense	16,048
Regulatory fees	28,196
Insurance expense	12,695
Travel and entertainment	3,962
Other	27,690
Total expenses	2,460,394
Net Loss	$ (92,940)

See Accompanying Notes To The Financial Statements

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED MARCH 31, 2018

Members' Equity, April 1, 2017	$	192,088
Net Loss		(92,940)
Members' Equity, March 31, 2018	$	99,148

See Accompanying Notes To The Financial Statements

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2018

Cash flows from operating activities:	
Net Loss	$ (92,940)
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in assets	
Decrease in accounts receivable	6,101
Decrease in due from affiliate, related to interest receivable on loan balance	(2,409)
Increase in prepaid expenses	(4,974)
Changes in liabilities	
Increase in accounts payable and accrued expenses	5,862
Increase in commissions payable	33,881
Decrease in due to affiliate	(5,000)
Net cash used in operating activities	(59,479)
Cash flows from investing activities:	
Payments of loan disbursements to affiliate	(98,000)
Receipts from collection of loan payments from affiliate	130,000
Net cash provided by investing activities	32,000
Net decrease in cash	(27,479)
Cash - April 1, 2017	113,048
Cash - March 31, 2018	$ 85,569

See Accompanying Notes To The Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Tangent Capital Partners LLC (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's registration was approved in September 2008. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the period April 1, 2017 through March 31, 2018.

The Company primarily receives revenue from management fees, consulting fees, incentive fees and investment banking. All of its revenue is derived from a limited number of clients.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2018.

Revenue Recognition

Investment banking fees are earned when the placement is completed and the income is reasonably determinable, therefore, these fees are recognized at the closings of the respective transactions.

Management fees, related to the management of private equity funds, are recognized as earned and are billed in accordance with the terms of their respective agreements. Incentive fees are earned on a per annum basis, as they are solely attibutable to the performance of the fund for that particular year, and are not recognizable or not determinable until such time as the close of the year.

Consulting fees are recognized when earned and are based on the terms of their respective agreements. These fees are billed by the Company as services are rendered and are recognized on an accrual basis.

Registered Representative fees are the fees charged back to individually registered representatives of the Company for fees and expenses paid on their behalf. These fees are billed by the Company as services are rendered.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax and has accrued such taxes for the period April 1, 2017 through March 31, 2018.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

There are presently no ongoing income tax examinations.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2018, the Company had net capital of $29,868, which was $24,868 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 358%.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2018, the amount in excess of insured limits was $0.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company sublets office space from Tangent Capital (the "Affiliate") on a month-to-month basis, for a monthly fee of $5,000. There is no obligation of the Company beyond its current month of occupancy. The Company incurred $60,000 of rent expense to the Affiliate during the year ended March 31, 2018. As of March 31, 2018, the Company did not owe a balance to the affiliate for rent.

The Company has agreed to loan the Affiliate cash at a rate of 6% per annum. As of March 31, 2018, the loan receivable balance was $13,000 with interest receivable of $9,730, for a total Due from Affiliate balance of $22,730.

NOTE 6. COMMITMENTS AND CONTINGENCIES

From time to time, broker dealers are named in arbitrations as the result of activities conducted in the normal course of securities business. As of March 31, 2018 there were no pending arbitrations involving the Company.

NOTE 7. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees as of March 31, 2018.

NOTE 8. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2018 and through May 22, 2018 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2018.

TANGENT CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
FOR THE YEAR ENDED MARCH 31, 2018

MEMBER'S EQUITY	$ 99,148
Deductions:	
Accounts receivable	81,714
Due from affiliate	22,730
Prepaid expenses	15,970
Total deductions:	120,414
Addbacks:	
Commissions payable	51,134
NET CAPITAL	$ 29,868
Aggregate Indebtedness from Statement of Financial Condition	$ 106,835
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Excess net capital	$ 24,868
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 19,185
Percentage of aggregate indebtedness to net capital	358%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

See Report of Independent Registered Public Accounting Firm

TANGENT CAPITAL PARTNERS, LLC
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED MARCH 31, 2018

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2018, under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2018, under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities at March 31, 2018.

See Report of Independent Registered Public Accounting Firm

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
Tangent Capital Partners, LLC
135 East 57th Street, 23rd fl
New York, NY 10022

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tangent Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tangent Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) Tangent Capital Partners, LLC stated that Tangent Capital Partners, LLC met the identified exemption provisions throughout the most recent year ending March 31, 2018 without exception. Tangent Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tangent Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
May 22, 2018

Tangent Capital Partners, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Tangent Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended March 31, 2018 without exception.

I, Suraj Patel, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

____

Title: CCO

Tangent Capital Partners, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended March 31, 2018

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of
Tangent Capital Partners, LLC
135 East 57th Street, 23rd fl
New York, NY 10022

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Tangent Capital Partners, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Tangent Capital Partners, LLC for the year ended March 31, 2018, solely to assist you and SIPC in evaluating the Tangent Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Tangent Capital Partners, LLC's management is responsible for the Tangent Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1- Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2- Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2018 with the Total Revenue amount reported in the Form SIPC-7 for the year ended March 31, 2018, noting no differences;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4- Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP (NY)
May 22, 2018

TANGENT CAPITAL PARTNERS, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended March 31, 2018

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	2,367,454
Additions		-
Deductions		
SIPC Net Operating Revenues	$	2,367,454

Determination of General Assessment:

SIPC Net Operating Revenues:	$	2,367,454
General Assessment @ .0015		3,551

Assessment Remittance:

Less: Payment made with Form SIPC-6 in October 2017		(1,869)
Assessment Balance Due	$	1,682

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended March 31, 2018

SIPC Net Operating Revenues as computed by the Company on amended Form SIPC-7	$	2,367,454
SIPC Net Operating Revenues as computed above		2,367,454
Difference	$	-

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended March 31, 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tangent Capital Partners, LLC
135 Lexington Avenue, 23rd Floor
New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $3,551

B. Less payment made with SIPC-6 filed (exclude interest) (1,869)
October 25, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,682

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,682

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $1,682

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tangent Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 16th day of April, 20 18.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2017
and ending March 31, 2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,367,454

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $2,367,454

2e. General Assessment @ .0015 Rate effective 1/1/2017 $3,551

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